On February 8, 2006, due to the election of a new director, the Board of Directors voted to amend the Corporation's By-laws to increase the size of the Board to eleven directors. Accordingly, the third sentence of Section 3.1 of the Corporation's By-laws was amended to state: The number of directors is fixed at eleven. On March 9, 2006, due to the resignation of a director, the Board voted to amend the Corporation's By-laws to decrease the size of the Board to ten directors, effective March 27, 2006. Accordingly, the third sentence of Section 3.1 of the Corporation's By-laws was amended to state: The number of directors is fixed at ten.